UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                              b2bstores.com, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                  11776S 10 7
                                (CUSIP Number)

                                James Weinstock
                            Chief Executive Officer
                                ZERO.NET, Inc.
                              650 Mission Street
                            San Francisco, CA 94105
                                (415) 369-3969
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 13, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  11776S 10 7                            Page  2   of    11   Pages


 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
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          ZERO.NET, Inc.           94-3327594
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO


     ITEMS 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

              7   SOLE VOTING POWER
 NUMBER OF             1,000,000; 12.5%
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING            1,000,000; 12.5%
  PERSON     10   SHARED DISPOSITIVE POWER
   WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
14   TYPE OF REPORTING PERSON*

          CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of b2bstores.com, Inc. ("BTBC"), a Delaware corporation. BTBC's principal executive offices is located at 249 East Ocean Boulevard, Suite 620, Long Beach, California 90802.

Item 2.   Identity and Background

          The name and principal business and office address of the person filing this Statement is ZERO.NET, Inc. (formerly known as ZeroDotNet, Inc.), a Delaware corporation ("ZERO.NET"), 650 Mission Street, San Francisco, California 94105. ZERO.NET is an Internet operating company primarily engaged in the development and implementation of a next-generation corporate portal. Its strategy involves the development and operation of Internet companies in which it has strategic equity positions.

          During the last five years, ZERO.NET has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ZERO.NET has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Information concerning the directors and executive officers of ZERO.NET is set forth on Appendix 1 to this Statement.

Item 3.        Source and Amount of Funds or Other Consideration

          Pursuant to a Stock Purchase Agreement ("Stock Purchase
Agreement"), dated March 13, 2000, between ZERO.NET and Enviro-Clean of America, Inc., a Nevada corporation ("Enviro-Clean"), ZERO.NET agreed to purchase 1,000,000 Shares from Enviro-Clean in exchange for $7,000,000.00.

Item 4.   Purpose of Transaction

          ZERO.NET acquired the Shares for investment purposes.

          Except as provided in this Statement, or in any amendment hereto, and except as already provided for by the Stock Purchase Agreement, ZERO.NET does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of BTBC or the disposition of securities of BTBC, (b) an extraordinary corporate transaction involving BTBC or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of BTBC or any of its subsidiaries, (d) any change in the present board or directors or management of BTBC, (e) any material change in the present capitalization or dividend policy of BTBC, (f) any other material change in BTBC's business or corporate structure, (g) changes in BTBC's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of BTBC by any person, (h) causing a class of securities of BTBC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of BTBC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.


Item 5         Interest in Securities of the Issuer

          ZERO.NET owns an aggregate of 1,000,000 Shares, which represents approximately 12.5% of the outstanding Shares. ZERO.NET has the sole power to vote or to dispose of the Shares.

          Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          There are none, except as disclosed on this Statement or in any amendment hereto, and except as already provided for by the Stock Purchase Agreement.

Item 7

Exhibit 1 Stock Purchase Agreement, dated March 13, 2000, between ZERO.NET, Inc. and Enviro-Clean of America, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2000                          ZERO.NET, INC.


                                           By:/s/ James B. Weinstock
                                              --------------------------------
                                              Name:  James B. Weinstock
                                              Title: Chief Executive Officer


                                  APPENDIX 1

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR OF ZERO.NET

Sunny Vanderbeck, Chairman and Chief Executive Officer, Data Return Corporation; Millennium Center, 222 West Las Colinas Boulevard, Suite 450 E, Irving, Texas 75039

Davis Weinstock, Chairman and Managing Partner, Clark and Weinstock, Inc.; 52 Vanderbilt Avenue, New York, New York 10017-3705

James Weinstock, Chief Executive Officer, ZERO.NET, Inc.; 650 Mission Street, San Francisco, California 94105

Dean M. Willard, Chairman of the Board and Chief Executive Officer, Automotive Performance Group; 7341 Anaconda Avenue, Garden Grove, California 91801

John Wren, Chief Executive Officer and President, Omnicom Group, Inc.; 437 Madison Avenue, New York, New York 10022

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH EXECUTIVE OFFICER OF ZERO.NET

The business address of each executive officer of ZERO.NET is 650 Mission Street, San Francisco, California 94105.

James B. Weinstock, Chief Executive Officer

Douglas Moore, President

Cindy Seremek, Vice President and Chief Financial Officer

All of the foregoing officers and directors of ZERO.NET are U.S. citizens.

During the last five years, none of the foregoing officers and directors of ZERO.NET has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the foregoing officers and directors of ZERO.NET has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                                   EXHIBIT 1

                           STOCK PURCHASE AGREEMENT

                 This Stock Purchase Agreement (this "Agreement") is made and entered into this 13th day of March, 2000 by and among ZERO.NET, Inc., a Delaware corporation (the "Buyer") and Enviro-Clean of America, Inc. (the "Seller").

                            PRELIMINARY STATEMENTS

                 Whereas, Seller owns two million (2,000,000) shares of common stock, $.01 par value, of b2bstores.com, Inc., a Delaware corporation (the "Company"); and

                 Whereas, Buyer is desirous of purchasing, and Seller is desirous of selling, one million (1,000,000) shares of the Company common stock which Seller owns.

                                   AGREEMENT

                 For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Sale of Shares. Subject to the terms and conditions of this Agreement, and the representations and warranties herein contained, Seller hereby agrees to sell and Buyer hereby agrees to purchase one million (1,000,000) shares of Company common stock (the "Shares") for the consideration hereinafter described.

2. Purchase Price. The purchase price to be paid by Buyer and received by Seller for the shares shall be Seven Million Dollars ($7,000,000) (hereinafter the "Purchase Price").

3.       Closing.

         a. Closing Date. The closing (the "Closing") shall take place at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 300 Convent, Suite 1500, San Antonio, Texas 78205 on the date hereof. The date of the Closing shall herein be referred to as the "Closing Date."

         b. Payment of Purchase Price. At the Closing, Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds in accordance with the following instructions:

         International Bank of Commerce Larsdo--San Antonio Branch
         ABA Routing Number:  114902528
         Deposit Account Number:  114316-11
         Account Name: IBC as escrow agent for Enviro-Clean of America, Inc. Bank Officer: Ms. Yolanda Garza--Vice President
         Bank Phone:  (210) 518-2510

         c. Seller's Closing Documents. Seller shall deliver, or cause to be delivered, to Buyer at Closing stock certificates for the Shares either duly endorsed to Buyer by the registered holder thereof or accompanied by appropriate stock transfer powers duly executed, or in the alternative deliver appropriate instructions to Donaldson, Lufkin & Jenrette, the custodian of such certificates, accompanied by appropriate stock transfer powers duly executed, to deliver such certificates to the Company's transfer agent with instructions that the Shares be registered in the name of Buyer.

4. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows: (i) Seller is the sole record owner of the Shares which are duly issued, fully paid and non-assessable shares of common stock of the Company; (ii) the Shares are free and clear of all security interests, liens, claims, options, commitments, demands, charges, encumbrances, or covenants of any kind, (iii) Seller has full legal power, right and authority, and all authorizations and approvals to sell, transfer and deliver good and valid title to the Shares free and clear of any encumbrances pursuant to the terms of this Agreement, (iv) there are no existing impediments to the sale and transfer of the Shares except as contemplated by this Agreement including, but not limited to, any obligation of Seller under any shareholder or other such agreement granting rights of first refusal to purchase the Shares or any other such rights that require the consent of any third party to enable Seller to sell the Shares as contemplated herein or any obligation of Seller or the Company to register the Shares under any state or United States securities laws. In addition, Seller represents that to its knowledge that the Company's Form SB-2, as amended, filed with the Securities and Exchange Commission in connection with the Company's initial public offering dated February 15, 2000 (the "IPO"), is accurate in all material respects as though such Form SB-2 was dated as of the date hereof.

5. Conditions Precedent to Obligations of Seller. The obligations of Seller hereunder are subject to the following conditions precedent:

         a. Performance. Each covenant and agreement of Buyer set forth in this Agreement to be performed on or before the Closing Date shall have been duly performed in all material respects.

         b. No Violation of Statutes, Orders, etc. There shall not be in effect any statute, rule or regulation which makes it illegal for Seller to consummate the transactions contemplated hereby, or any order, decree, or judgment enjoining Seller from consummating the transactions contemplated hereby.

         c. Release of Lock-up Agreement. The lock-up agreement executed by Seller in favor of the underwriter in connection with the IPO shall have been released with respect to the sale of the Shares contemplated hereby.

         d. Legal Opinion. Legal counsel for Seller or the Company shall have provided its legal opinion that the transfer of the Shares is exempt from registration under all applicable securities laws.

6. Conditions Precedent to Obligations of Buyer. The obligations of the Buyer hereunder are subject to the following conditions precedent:

         a. Performance. Each covenant and agreement of Seller set forth in this Agreement to be performed on or before the Closing Date shall have been duly performed in all material respects.

         b. Representations and Warranties True. The representations and warranties of Seller contained in the Agreement shall have been true in all material respects.

         c. Release of Lock-up Agreement. The lock-up agreement executed by Seller in favor of the underwriter in connection with the IPO shall have been released with respect to the sale of the Shares contemplated hereby, provided that Buyer will be required to enter into a new lock-up agreement restricting sales for a period of 12 months following the IPO.

         d. Legal Opinion. Legal counsel for Seller or the Company shall have provided its legal opinion that the transfer of the Shares is exempt from registration under all applicable securities laws.

         e. No Violation of Statutes, Orders, etc. There shall not be in effect any statute, rule, or regulation which makes it illegal for Buyer to consummate the transactions contemplated hereby, or any order, decree, or judgment enjoining Buyer from consummating the transactions contemplated hereby.

7.       Miscellaneous.

         a. Brokerage. Seller and Buyer each hereby represent and warrant to the other that neither has incurred any brokerage commissions in connection with the sale of the Shares other than a $250,000 fee to be paid by Seller to a broker disclosed to Buyer. Seller agrees to indemnify Buyer from and against claims by said broker with respect to Seller's fees.

         b. Disclaimer. Seller and Buyer each hereby waive any right or cause of action that any of them may now or in the future have against the other or their respective affiliates, successors, assigns, transferees, directors, officers, agents, or employees as a result of the sale and purchase of the Shares hereunder; provided, however, that this waiver shall not extend to any liability of a party hereto arising from the breach by said party of its warranties, representations, covenants, and agreements contained in this Agreement.

         c. Further Assurances. The parties will use reasonable efforts to implement the provisions of this Agreement, and for such purpose a party, at the request of the other party, at or after the Closing, will, without further consideration, promptly execute and deliver, or cause to be executed and delivered, such consents and other instruments in addition to those required by this Agreement, in form and substance satisfactory to the other party, as is reasonably necessary to implement any provision of this Agreement.

         d. Entire Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between Buyer and Seller with respect to the subject matter herein set forth, and supersedes all prior representations, warranties, discussions, and agreements by and between the parties.

         e. Amendments. This Agreement may not be amended, altered or terminated, except in writing.

         f. Inurement. This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns.

         g. Language. The language used in this Agreement shall be deemed to be language chosen by the parties thereto to express their mutual intent, and no rule of strict construction against any party shall apply to any term or condition thereof.

         h. Assignment. This Agreement may only be assigned in whole or in part by the Buyer without the consent of the Seller.

         i. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware.

         j. Gender. Wherever herein that the singular number is used, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa, as the context may require.

         k. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which taken together shall constitute one agreement.

                 IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first written above.

                 BUYER:                     ZERO.NET, Inc.



                                            By:    /s/ James B. Weinstock
                                               --------------------------------
                                               Name:  James B. Weinstock
                                               Title: Chief Executive Officer



                 SELLER:                    Enviro-Clean of America, Inc.


                                             By:    /s/ Randall K. Davis
                                               --------------------------------
                                               Name:  Randall K. Davis
                                               Title: President